Exhibit 99.1

Aphria Inc. Brands Win Top Honours at 2019 Canadian Cannabis Awards

Thousands of Canadians vote Aphria, Solei, RIFF, Good Supply & Broken Coast as top products
Broken Coast's Head Grower named 'Master Grower'
Solei Renew CBN Oil wins 'Innovation of the Year'

LEAMINGTON, ON, Nov. 11, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that all five of its medical and recreational brands, as well as its subsidiary Broken Coast Cannabis' Head Grower were recognized at the 6th Annual Canadian Cannabis Awards presented by Lift & Co (TSXV: LIFT and OTCQB: LFCOF).

The Company received a total of seven awards. An expert panel of judges awarded Broken Coast's Head Grower Kevin Anderson 'Master Grower' and Aphria's Solei's CBN Renew oil 'Innovation of the Year'. Additionally, after more than 31,000 Canadians voted, the Company's adult-use brands Solei, RIFF, Good Supply, Broken Coast, and its medical brand Aphria, took home top honours in product categories.

"We are thrilled to have not only all five of our brands across our medical and recreational portfolios – Solei, RIFF, Good Supply, Broken Coast and Aphria – recognized by thousands of Canadians but to have our Solei Renew CBN oil win 'Innovation of the Year'," said Irwin D. Simon. "These awards speak to the quality of our products and strength of our brands, as well as our commitment to innovation and continuously setting the bar higher to deliver products we believe meet the needs of our patients and consumers."

"We are proud to see the hard work of Kevin Anderson, Head Grower at Broken Coast honoured," added Simon. "Broken Coast's superior craft quality is just one reason why it continues to receive accolades and remains one of the most sought-after brands on the market; another key factor is Kevin's expertise, leadership and direction. We congratulate Kevin, and the teams in British Columbia and Ontario for the award-winning work they continue to deliver. Aphria's success will continue to be driven by our incredible employees, and compelling and differentiated portfolio of brands and products."

In the 'Judged Category', winners were chosen by an expert panel of judges. The Company is pleased to announce the following two awards:

•	Innovation of the Year – Solei Renew CBN Oil by Aphria
•	'Top Master Grower' - Kevin Anderson, Head Grower, Broken Coast Cannabis

In the 'Consumers' Choice' category, the top dried flower, oil, capsules, sprays and pre-roll cannabis products were chosen by more than 31,000 Canadians. The honours achieved by all five of the Company's brands are as follows:

•	Top Hybrid Flower – Ruxton (Sour OG) by Broken Coast Cannabis
•	Top High CBD Bottled Oil – CBD 25:1 Oil by Aphria
•	Top Sativa Dominant Pre-roll – Jean Guy Pre-roll by Good Supply
•	Top Indica Dominant Pre-roll – Subway Scientist Pre-roll by RIFF
•	Top Hybrid Pre-roll – Sense Pre-roll by Solei

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, expected drivers of future success. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria Inc. to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive and should carefully review the various risks and uncertainties identified in the Company's filings on SEDAR and EDGAR. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications & Public Affairs, Aphria Inc., tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 11:18e 11-NOV-19